Exhibit 99.3

Sterlite Industries (India) Limited Regd. Office: SIPCOT Industrial Complex, T.V.Puram P.O. Tuticorin-628002 Tel: +91 (0) 461 661 2591 Fax: +91 (0) 461 234 0203 www.sterlite-industries.com
Sterlite Industries (India) Limited
Update on BALCO Arbitration
The arbitration panel hearing the matter of the exercise by Sterlite Industries (India) Limited (“Sterlite” or The “Company”) of its call option to purchase the 49% equity stake in Bharat Aluminium Company Limited (“BALCO”) from the Government of India delivered its decision on 25 January 2011. The three-member panel ruled 2:1 that the call option was in violation of section 111A(2) of the Indian Companies Act, 1956. The company is considering its next course of action.
For further information, please contact:

Ashwin Bajaj	Tel: +91 22 6646 1531
Vice President — Investor Relations	sterlite.ir@vedanta.co.in
Sterlite Industries (India) Limited

Sheetal Khanduja
Associate General Manager — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited	Sterlite.ir@vedanta.co.in

About Sterlite
Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia and Namibia. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
About this Press Release; Forward-Looking Statements
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of Sterlite’s securities in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
This press release contains “forward-looking statements” relating to the proposed bonus issue and stock split. These forward-looking statements are subject to a variety of factors. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, Sterlite does not undertake to update these forward-looking statements.